September 4, 2008
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510
Attn: Mr. David R. Humphrey
Re: July 28, 2008 SEC Comment Letter
Sun-Times Media Group, Inc.
Form 10-K for the year ended December 31, 2007
File No. 001-14164
Dear Mr. Humphrey:
We are submitting this response to your letter dated July 28, 2008 with respect to your comments on the Sun-Times Media Group, Inc. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”). We understand and appreciate that the purpose of your review is to assist us in our compliance with applicable disclosure requirements and enhance the overall disclosures in our filings.
For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter and is followed by the Company’s responses including, as appropriate, proposed revisions to the Company’s Form 10-K and proposed revisions to disclosures that we anticipate making in future filings.
Schedule 14A
1.	We note your disclosure that the process for setting executive compensation begins with establishing individual and corporate performance objectives. In future filings, please provide a qualitative and quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

The Company disclosed the corporate performance objectives for the Company’s 2007 Annual Bonus Program (namely, threshold Sun-Times News Group 2007 EBITDA target of $25.0 million) under “Our Compensation Decisions — Annual Bonus” in the Company’s Definitive Proxy Statement on Schedule 14A. In future filings, the Company will disclose applicable corporate performance objectives in each section where such disclosure is relevant. Individual performance objectives for the Company’s 2007 Annual Bonus Program were also disclosed under “Our Compensation Decisions — Annual Bonus.” In future filings, the Company will provide a more detailed discussion of individual performance objectives.

2.	To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Please see the Company’s response to Comment #1 above in which the Company noted that disclosure of performance measures was included in the Company’s Definitive Proxy Statement on Schedule 14A under “Our Compensation Decisions — Annual Bonus.”

Form 10-K
3.	Please confirm to us that the date cited in the last paragraph of the audit opinion on page 58 should be December 31, 2007, not 2006. Also, with respect to the related audit report on the effectiveness of your internal control over financial reporting, it appears the date of such audit report was March 10, 2008, not 2007. If our understanding is correct, please file an amended Form 10-K to correct these errors.

The Company confirms that the date cited in the last paragraph of the audit opinion on page 58 should be December 31, 2007 and that the date of the report on the effectiveness of internal control over financial reporting should be stated as March 10, 2008. The Company will file an amended Form 10-K to correct these errors following the resolution of the remaining Comments.

4.	With regard to your $124 million of goodwill, please tell us which acquisitions resulted in the recording of this goodwill. In your response, include the year of acquisition and identify the related newspapers. In addition, please tell us the circulation levels for these newspapers at the time of their acquisition and as of the most recent practicable date.

The following table summarizes the amounts of goodwill resulting from the acquisition of newspapers or groups of newspapers, the name or names of the major newspapers acquired (or a description), the year of the acquisition(s) and the amount of goodwill carried on the Company’s balance sheet related to the acquisition(s) at December 31, 2007. The table also includes approximate paid circulation as of a date near the acquisition date and as of March 31, 2008 (the most recent publisher’s statement date).

			Daily Circ. at		Daily Circ.
	Year	Goodwill	Acquisition		Current
	Acquired	(Millions)	(Thousands) (1)		(Thousands) (2)

Chicago Sun-Times	1994	$89	523		312

Pioneer Press (numerous weeklies North and Northwest Chicago suburbs)	1994	1	179		159
North Shore magazine	1997	2		a		a

Fox Valley (West Chicago suburbs)	2001	17	124		110
Aurora Beacon
Elgin Courier
Joliet Herald
Naperville Sun
Lake County News-Sun

Post Tribune	1995	4	64	b	60

Midwest Suburban (South Chicago suburbs)
SouthtownStar	1995	4	59		41
Pennysaver (free mailer)	1997	7		c		c

		$124

(1)	Within 12 months of acquisition date unless otherwise noted. Represents Monday through Friday daily/weekly average circulation.
a.	As of December 1997 circulation was 57,000 (as a paid subscription); as of December 31, 2007 circulation was 55,000 (as a free/by request subscription).

b.	As of March 1997.

c.	As of December 1999 circulation was 479,000; as of March 2008 circulation was 426,000.
(2)	At March 2008. Represents Monday through Friday daily/weekly circulation.

5.	We note from disclosure here and elsewhere in your filing that the changes in your goodwill asset resulted from acquisitions and acquisition adjustments, and that such asset has not been impaired. We also note that, over the three-year period ended December 31, 2007, as presented in your consolidated statements of operations, your advertising and circulation revenues have both experienced accelerating rates of decline and your operating losses have increased from $10 million in 2005 to $39 million in 2006 to $140 million in 2007. Further, from your chart and tabular disclosure on pages 28-29, we note that you, along with other companies in your industry, have experienced significant declines in stock price and market capitalization from 2004 through 2007. Please explain to us, in detail, how you concluded no impairment of your goodwill was required under SFAS 142. In your response, please provide us with a summary of the relevant assumptions underlying your most recent impairment analysis with respect to goodwill. Include a discussion of how these assumptions have changed over the past three years.

The Company has historically evaluated possible impairment of its goodwill asset primarily by comparing its market capitalization, as a proxy for fair value, to its net book value. Because the Company operates in one segment and the asset group carrying the goodwill and intangibles is the newspaper reporting unit (one level below the reported consolidated operating segment), the relationship between the Company’s market capitalization and carrying value, as a component of net book value, provides persuasive and fairly direct evidence regarding the potential impairment of goodwill, identifiable intangibles and long-lived assets. Because the Company’s market capitalization has historically significantly exceeded net book value and, by extension, carrying value, the Company has not made any adjustments to market capitalization to further refine the estimated fair value as adding a control premium or factoring out the negative aspects related to corporate activities, including income taxes, would merely increase the excess of estimated fair value over carrying value.
The following table lists the net book value of the Company and its market capitalization as of the end of each fiscal year, which is also the date utilized to perform the Company’s annual impairment test, and June 30, 2008, the most recent date for which an impairment analysis was performed.

	June 30,	December 31,
	2008	2007	2006	2005
	($ in millions)

Net book value	$(150)	$(75)	$(360)	$(170)
Market capitalization	40	177	393	812

Excess of fair value over carrying value	$190	$252	$753	$982

In addition to the same negative factors influencing the stock prices of all newspaper companies, the Company’s market capitalization is negatively influenced by its litigation and investigation activities and tax situation. Therefore, the excess of fair value over carrying value indicates that investors place value on the Company’s assets including its goodwill and intangible assets. The Company has recently been undertaking a strategic process that included offering the Company and/or its assets for sale. Although no transaction has been consummated, preliminary expressions of interest included pursuing the purchase of the Company’s stock at an amount generally in-line with the then current market valuation. Any sale of the Company at its market capitalization would result in the acquirer recognizing goodwill and intangible assets at amounts equal to or exceeding the amounts carried by the Company. This outcome supports the conclusion that the implied fair value of goodwill pursuant to paragraph 21 of SFAS 142 exceeds the carrying value and that no impairment is indicated.

6.	With respect to your disclosure on page 37 that you believe the declines in advertising and circulation have not been “significant enough” to warrant impairment but may become so in the future, please explain to us, in detail, the level of decline necessary to warrant impairment of goodwill.

The Company’s discussion of factors that may result in impairment of goodwill, intangible and long-lived assets reflects the conclusion that such assets are not impaired as of December 31, 2007. More recently, the Company’s revenue for the second quarter of 2008 declined approximately 14% versus the prior year’s second quarter but the decline was more pronounced in June. The level of advertising declines noted in 2008, particularly the second quarter of 2008, were considered by the Company (and numerous other newspaper/media companies) to be significant enough, in combination with considerable declines in industry and Company stock prices and negative industry and economic outlooks, to perhaps indicate that the carrying amounts of the Company’s goodwill, intangibles and long-lived assets may not be recoverable and that impairment should be evaluated. As discussed in response to Comment #5 above, the Company concluded that no impairment was warranted.

Although circulation has declined somewhat over the past three-year period, such decline has not been unmanageable and reflects efforts to pare down unprofitable circulation, as well as a reduction in efforts to replenish high turnover customers. The decline in circulation was also impacted, as expected, by increases in pricing, particularly in single copy outlets/channels.

The Company’s response to Comment #5 discusses the impairment evaluation and results in further detail. The Company will clarify its disclosure in its Form 10-K for the annual period ending December 31, 2008 to reflect that declines in advertising and circulation may be strong indicators of impairment rather than the wording used, which may be interpreted to mean that such declines can directly result in impairment.
7.	As a related matter, we note that your intangible assets are comprised of subscriber and advertiser relationships, and that the amounts disclosed in your table here indicate that the remaining amortization period for such assets is approximately 20 years. In light of your operating results over the three-year period ended December 31, 2007, please tell us what consideration was given to a change in estimate of the remaining amortization period of such assets, a current-year impairment charge on such assets, or both. Your response should include why you believe, for purposes of the impairment analysis of these assets, customers and newspaper subscribers will continue to use or subscribe to publications at the rates included in assumptions not leading to impairment.

The Company has considered to what extent the recent advertising and subscriber environment may affect its assumptions related to the useful lives of its subscriber and advertiser relationship intangibles. Although advertising has declined significantly over the last several years and to date in 2008, a significant portion of the decline (approximately 55% of the decline in 2007 versus 2006) related to classified advertising, which is not a large component of the advertiser relationship intangible. Generally, the Company does not foresee advertisers abandoning newspaper advertising but that some portion of the advertising previously allocated to newspapers has migrated to, and will continue to migrate to, the Internet and other new or emerging media. As the Company expands its Internet and new media capabilities, after losing significant ground to its competitors due to insufficient early investment in these areas, it expects that its historical customer relationships will translate into valuable online relationships as well.

Much of the Company’s decline in circulation relates to high turnover, low value subscribers and other factors discussed in response to Comment #6. The Company historically, and currently, has a core of very long-term subscribers. In addition, the Company’s readership is believed to be several times its circulation (nearly four times the circulation amounts included in the response to Comment # 4), indicating significant and continuing interest in the Company’s products. Similar to the advertiser relationships, the print customer and reader is expected to be much more likely to become an online viewer and/or subscriber which in turn makes the Company’s online offerings more valuable to an advertiser similar to print product dynamics.

Although the above mentioned dynamics have changed the industry, the Company believes that the advertiser and circulation intangibles continue to have value and can reasonably be expected to benefit the Company over the originally estimated useful lives. In addition, as noted in the response to Comment #5, the relationship between the Company’s net book value and its market capitalization supports the conclusion that the fair value of the Company’s intangible assets exceeds the carrying value.

We have attempted to provide a clear, complete response and resolution/approach to each comment provided. In addition, we acknowledge that:
The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Thomas Kram, Controller and Chief Accounting Officer at 708-342-7878, on any accounting or disclosure matters, or James D. McDonough, Vice President, General Counsel and Secretary at 312-321-2949, on any legal matters.
Sincerely,
/S/ WILLIAM G. BARKER, III
William G. Barker, III
Senior Vice President and Chief Financial Officer

cc:	Mr. Cyrus Freidheim, President and Chief Executive Officer
Mr. Graham W. Savage, Chairman — Audit Committee
KPMG LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Mr. James D. McDonough, Vice President, General Counsel and Secretary
Mr. Thomas L. Kram, Controller and Chief Accounting Officer

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